Exhibit 1.1

LETTER OF INTENT

by and between

Brera Milano S.r.l., Tax Code 09703750969, with registered office in Piazza San Giorgio 2, Milan (Italy), a company incorporated under Italian law, in the person of Mr. Alessandro Aleotti, Chairman of Brera FC and Board Member of Brera Holdings (hereinafter “Brera Milano”)

and

Bayanzurkh Ilch FC, Tax Code 6611486, with registered office in 674 BUSR, 19th APT, 5th Khoroo, Chingeltei District, Ulaanbaatar City (Mongolia), a sports association incorporated under Mongolian law, in the person of its Chairman Mr. Chinsanaa Jargalsaikhan (hereinafter “Bayanzurkh ilch FC” or the “Club”), hereinafter individually also the “Party” and jointly also the “Parties”,

whereas:

i.	Bayanzurkh ilch FC is a football club, in the legal form of a sports association, operating in Mongolia, where it plays, for the 2023-24 season, in the first national football division “Premier League”;

ii.	Brera Milano is an Italian company focused on football operations on a global scale, mainly through the spreading of its brand and its know-how to other clubs;

iii.	Bayanzurkh ilch FC and Brera Milano have expressed mutual interest in deepening a handover of the club to Brera Milano, through the transformation of the club from sports association to limited liability company, in accordance with the Mongolian Football Federation regulation, before the resumption of the football season in March 2024 the following is agreed and stipulated

Art. 1 – Premises

1.1 The premises form an integral and substantial part of this agreement.

Art. 2 – Subject of this “Letter of Intent”

2.1 Brera Milano is interested in taking over the management of sports activities through the transformation of the club from sports association to limited liability company.

2.2 The parties mutually acknowledge that the aforementioned interest of Brera Milano is subject, as an essential condition, to the authorization to rebrand the Club, with the inclusion of the term “Brera” in its name, before the resumption of the football season in March 2024: in case of lack of authorization, Brera Milano will have the right to terminate this LoI immediately.

Art. 3 – Due diligence and obligations and declarations of the Parties

3.1 For the purpose of any appropriate assessment on the completion of the operation, Bayanzurkh FC authorizes Brera Milano, and its consultants on its behalf, to have access to the offices, registers, employees and consultants of the Club for the purpose of carrying out an audit of the accounting records. The due diligence investigation will include, but is not limited to, a comprehensive review of the Club’s financial, legal, tax, intellectual property and employment records and agreements and any other matters, with the aim of verifying that there are no debts and acknowledging the current state of revenues and costs.

Art. 4 – Obligations and declarations of the Parties

4.1 To accompany the transition process referred to in point 2.1, and upon the fulfillment of the conditions referred to in point 2.2, Brera Milano undertakes to pay Bayanzurkh ilch FC, or to persons indicated by the club, a total fee of USD 30,000, broken down as follows:

i.	USD 12,000 at the Operation Execution activity kick-off by the Brera Milano management, following the signing of this LoI;

ii.	USD 18,000, that will be paid in 6 months, monthly pro rata (USD 3,000 per month), until April 2024.

4.2 In the transition period referred to in point 2.1, Brera Milano will have the right to replace the Club’s association board members.

4.3 The transformation of the club from sports association to limited company must be completed no later than March 2024.

4.4 The current Bayanzurkh ilch FC management undertakes to guarantee sponsorship contracts with third-party companies in favor of the Club for an overall value between USD 50,000 and USD 90,000, for the 2024-25 season. On the other hand, Brera Milano will activate a series of actions and investments to develop the visibility of the Club in Mongolia, in Italy and in its international circuits.

4.5 The payment of the contribution referred to in point 4.1 will be interrupted in the events of failure to comply with the conditions referred to in points 4.2, 4.3 and 4.4, as well as in the case of a negative outcome of the due diligence referred to in point 3.1.

Art. 5 – Exclusivity

5.1 The parties agree that, due to the expenses that Brera Milano will have to incur for the execution of the due diligence, until such time as this LoI is terminated, neither the Club nor its members may initiate, solicit, entertain, negotiate, accept or discuss, directly or indirectly, any proposal or offer from any entity, person or group of persons other than the Brera Milano aimed at the handover in the management and/or property of the Club.

Art. 6 – Contract Amendments

6.1 Any modification of this document must be agreed in writing between the Parties.

Art. 7 – Communications

7.1 Any communication, requested or in any case necessary in relation to this agreement, will be considered effectively and validly carried out, under penalty of nullity, only if resulting from a written document with proof of receipt sent to the other Party to the following addresses:

(i) for Brera Milano S.r.l.:

Address: Piazza San Giorgio 2 – 20123 Milan (Italy)

E-mail: info@breramilanogroup.com

(ii) for Bayanzurkh ilch FC:

Address: 674 BUSR, 19th APT, 5th Khoroo, Chingeltei District, Ulaanbaatar City (Mongolia)

E-mail: chinsanaa80@gmail.com

Art. 8 – Confidentiality clauses

8.1 The Parties undertake to keep confidential all data, information (written or oral) and news concerning the Parties, their activities and business (the “Confidential Information”), obtained or received as a result of the discussions that led to the signing of this agreement.

Art. 9 – Governing law and jurisdiction

9.1 What is agreed in this agreement is subject to the application of Italian law and to the competence of the Italian jurisdiction.

All disputes that may arise in relation to this private agreement, including, by way of example but not limited to, those relating to its validity, effectiveness, interpretation, execution and resolution, will be the exclusive jurisdiction of the Court of Milan.

Read, agreed and undersigned.

Place and date Ulaanbaatar City, 28/8/2023

Brera Milano S.r.l.	Bayanzurkh Ilch FC

/s/ Alessandro Aleotti	/s/ Chinsanaa Jargalsaikhan